                                                                                                                   Exhibit 11
                                                      McDONALD'S CORPORATION
                                         STATEMENT RE:  COMPUTATION OF PER SHARE EARNINGS
                                  (Dollars and shares in millions, except per common share data)



                                                                                                 Year ended December 31,
                                                                                           1996           1995           1994
                                                                                           ----           ----           ----
     Net Income                                                                        $1,572.6       $1,427.3       $1,224.4


     Preferred stock dividends (net of tax benefits)                                     (27.6)         (40.5)         (47.2)
                                                                                       --------       --------       --------

     Net income available after preferred stock dividends (A)                           1,545.0        1,386.8        1,177.2


     Effect of preferred stock exchange*                                                    0.0          (4.3)            0.0


     Common stock dividends on assumed conversion of preferred stock                        0.0            0.6            1.2
                                                                                       --------       --------       --------

     Net income available to common shareholders                                       $1,545.0       $1,383.1       $1,178.4
                                                                                       ========       ========       ========

     Weighted average number of common shares outstanding during the period (A)           698.2          701.5          701.8


     Additional shares related to potentially dilutive securities                          18.4           20.5           20.5
                                                                                       --------       --------       --------

     Adjusted weighted average common shares                                              716.6          722.0          722.3
                                                                                       ========       ========       ========

     Fully diluted net income per common share                                            $2.16          $1.92          $1.63
                                                                                       ========       ========       ========

     Increase in fully diluted net income per common share over prior year                  13%            18%            16%
                                                                                       ========       ========       ========

     ---------------------

     *    The 1995 period include $3.9 million for the one-time effect of the Company's exchange of Series E Cumulative
          Preferred Stock for subordinated debt securities completed in June, 1995, and an additional .4 million for the effect of the Company's repurchase of additional Series E preferred stock in the third quarter.


     (A)  Refer to Consolidated statement of income and Financial comments on pages 32 and 36 from Part II, item 8 of this 1996 10-K for information concerning the computation of Net income per common share.
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